UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,054,816
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,054,816
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,816
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,054,816
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,054,816
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,816
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,483,597
	6	SHARED VOTING POWER 3,054,816
	7	SOLE DISPOSITIVE POWER 5,483,597
	8	SHARED DISPOSITIVE POWER 3,054,816

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,538,413
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.15%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,597,932
	6	SHARED VOTING POWER 3,054,816
	7	SOLE DISPOSITIVE POWER 7,597,932
	8	SHARED DISPOSITIVE POWER 3,054,816

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,652,748
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.65%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,627,662
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,627,662
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,627,662
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,627,662
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,627,662
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,627,662
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 42,764,007
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 42,764,007
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,764,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NumBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 42,764,007
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 42,764,007
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,764,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,764,007
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,764,007

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,764,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,764,007
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,764,007

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,764,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on March 26, 2020, as amended by that certain Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), filed on November 23, 2020, that certain Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), filed on January 4, 2022 and by that certain Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), filed on November 18, 2022, and as amended through this Amendment No. 4 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and supplemented to include the following:

(a) As of the date hereof, the Reporting Persons beneficially own 42,764,007 shares of Common Stock, representing 70.86% of the outstanding shares.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 33,721,705 shares of Common Stock issued and outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 30, 2022, plus 26,627,662 shares of Common Stock beneficially owned by the Reporting Persons underlying the Series A Preferred Stock and Series B Preferred Stock.

(b) See items 1 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Since the filing of Amendment No. 3, the Reporting Persons have acquired a total of 844,000 shares of Common Stock, for an aggregate purchase price of $684,558.49, which amount excludes commissions and other execution-related costs. Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each acquisition of Common Stock that was effectuated by the Reporting Persons through Charah Holdings LP, BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP.

Charah Holdings LP

Date	Number of Shares	Price Per Share	Principal(1)
11/18/2022	66,638	$0.69912	$46,587.96
11/21/2022	47,707	$0.76282	$36,391.85
11/22/2022	45,435	$1.02599	$46,615.86

BCP Energy Services Fund, LP

Date	Number of Shares	Price Per Share	Principal(1)
11/18/2022	119,620	$0.69912	$83,628.73
11/21/2022	85,637	$0.76282	$65,325.62
11/22/2022	81,559	$1.02599	$83,678.72

BCP Energy Services Fund-A, LP

Date	Number of Shares	Price Per Share	Principal(1)
11/18/2022	165,742	$0.69912	$115,873.55
11/21/2022	118,656	$0.76282	$90,513.17
11/22/2022	113,006	$1.02599	$115,943.03

(1)	Principal excludes commissions and other execution-related costs.